Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NUR MOVES TOWARDS A NEW ERA

Completes previously announced private placement and meets all conditions to debt restructuring

        LOD, Israel, Monday, October 31, 2005 – NUR Macroprinters Ltd. (NURM.PK), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today announced that the previously announced $12 million private placement to a group of investors led by Fortissimo Capital has been completed. In addition, all the conditions to the closing of the previously announced restructuring of NUR’s outstanding bank debt have been met.

        The aggregate purchase price of $12 million is payable in three installments. The Fortissimo investor group has paid the first installment of $5 million today. The second installment of $5 million is due on January 29, 2006 (ninety days after the closing date) and the final $2 million installment is scheduled to be paid on October 31, 2006 (the first anniversary of the closing date). In consideration for the aggregate purchase price of $12 million payable by the Fortissimo investor group, NUR has issued 34,285,714 ordinary shares at a price of $0.35 per share as well as five-year warrants to purchase up to 25,714,286 ordinary shares at an exercise price of $0.40 per share. NUR has issued 14,285,714 ordinary shares and warrants to purchase up to 10,714,287 ordinary shares to the Fortissimo investor group. The remaining 20 million ordinary shares and 15 million warrants for the second and third installments have been issued to an escrow agent and will be released to the Fortissimo investor group upon payment of the remaining installments.

        “These transactions significantly improve our financial structure and stability,” said David Amir, President and CEO of NUR. “The company is now ready to exploit its full potential. We believe that the combination of our product portfolio, technological leadership and financial strength, positions NUR on track to achieve its business objectives.”

        Yuval Cohen, the Managing Partner of Fortissimo, stated “We recognize NUR’s challenges and opportunities and we are confident that by enhancing customer service, introducing new innovations and technologies, reducing costs of production and building upon NUR’s international presence and customer base, we can strengthen NUR’s position as a market leader.”

        As approved by NUR’s shareholders on October 27, 2005, in connection with the private placement, NUR’s Board of Directors has been increased to seven members. Mr. Robert F. Hussey, NUR’s Acting Chairman of the Board and Ms. Tamar Peller have resigned and Mr. Yuval Cohen, Mr. Eli Blatt, Mr. Marc Lesnick and Mr. Shmoulik Barashi, nominees of Fortissimo Capital have become members of the Board of Directors. Mr. Yuval Cohen will be appointed as NUR’s Chairman at the next meeting of the Board, which is scheduled to take place next week.

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ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURM.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

ABOUT FORTISSIMO CAPITAL
Fortissimo Capital is a private equity fund investing in public and private technology companies that require capital to expand their business. Fortissimo is a long term investor and seeks to partner with management to facilitate growth and maximize value. Fortissimo is backed by 15 financial institutions including insurance companies, banks and pension funds. More information about Fortissimo Capital is available at www.ffcapital.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market, our inability to successfully defend ourselves against the complaint filed against us by Dan Purjes, or our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	NUR Macroprinters Ltd.
Doron Faibish
General Counsel
+972 (8) 9145526
doronf@nur.com